9/16/2003

SO 9/16/03



RECEIVED
SEP 05 2003
OFFICE OF THE SECRETARY

SECURITIES 03053495 SION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 08 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 23518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 SOUTH OYSTER BAY ROAD
(No. and Street)

HICKSVILLE, NY 11801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO J. BENJAMIN (516) 931-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUISE STELIANOUDAKIS
(Name – *if individual, state last, first, middle name*)

PROCESSED
SEP 22 2003
THOMSON FINANCIAL

64 FULTON STREET, SUITE 703, NEW YORK, NY 10038
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/16/03

OATH OR AFFIRMATION

I, LEO J. BENJAMIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENAMIN SECURITIES, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On August 27, 2003
Leo J. Benjamin appeared before me.

Signature

PRESIDENT
Title

Notary Public

BABA D. BAH - TRAORE
Notary Public, State of New York
No. 01BA6001593
Qualified in Nassau County
Commission Expires January 20, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

SEP 0 8 2003

DIVISION OF MARKET REGULATION

BENJAMIN SECURITIES, INC.

* * * * *

FINANCIAL STATEMENTS

JUNE 30, 2003

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT dated August 12, 2003

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Louise Stelianoudakis

August 12, 2003

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2003

A S S E T S

Current assets:	
Cash and cash equivalents	$ 44,828
Marketable securities, at market value	196,159
Commissions receivable	64,019
Prepaid taxes	17,332
Total current assets	322,338
Furniture and equipment (net of accumulated depreciation of $143,973)	27,204
Other assets	2,556
	$352,098

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Equipment loan - current installments	$ 2,400
Accounts payable and accrued expense	39,080
Total current liabilities	41,480
Equipment loan - payable $255 monthly including interest	7,997
Stockholders' equity:	
Common stock - no par value:	
Authorized - 20 shares	
Issued and outstanding - 10 shares	500
Paid in capital	98,950
Retained earnings	190,893
Unrealized gain on marketable securities (net of income taxes)	12,278
Total stockholders' equity	302,621
	$352,098

The accompanying notes are an integral part of the financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2003

Revenue:	
Commissions	$ 626,238
Advisory fees	131,810
Income from investments	36,226
Postage and handling	30,974
Sundry	11,476
Total revenue	836,724
Expense:	
Clearing fees	95,154
Back office charges	30,489
Commissions (Note 2)	310,402
Professional fees	10,160
Salaries	168,503
Taxes	20,380
Travel & entertainment	8,513
Insurance	58,602
Interest	4,144
Equipment rental	24,862
Automobile expense	27,886
Telephone	24,218
Rent	42,000
Advertising	5,272
Dues & subscriptions	6,122
Depreciation and amortization	10,603
Office expense	43,541
Contributions	2,228
Medical reimbursement	9,463
Repairs and maintenance	12,692
Total expenses	915,234
Loss before refund of taxes on income	(78,510)
Refund of taxes on income:	
State	191
Federal	10,236
	10,427
Net Loss	$ (68,083)

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC

CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2003

	Total	Common stock	Paid-in capital	Retained earnings	Unrealized gain on marketable securities
July 1, 2002	$393,591	$ 500	$ 98,950	$287,773	$ 6,368
Net loss	(68,083)			(68,083)	
Unrealized gain on marketable securities	2,287				2,287
Dividend paid	(25,174)			(25,174)	
Adjustment				(3,623)	3,623
June 30, 2003	$302,621	$ 500	$ 98,950	$190,893	$ 12,278

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2003

	Increase (decrease) in cash
Cash flow from operating activities:	
Net loss	$ (68,083)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	10,603
Gain on sale of fixed asset	(9,668)
Change in assets and liabilities:	
Receivables and other assets	(11,907)
Accounts payable and accrued expense	8,045
Total adjustments	(2,927)
Net cash used in operating activities	(71,010)
Cash flow from investing activities:	
Purchase and sale of marketable securities - net	(97,270)
Sale of fixed asset	80,271
Net cash used in investing activities	(16,999)
Cash flow from financing activities:	
Dividends paid	(25,174)
Equipment loan repayments	(83,815)
Net cash used in financing activities	(108,989)
Net decrease in cash	(196,998)
Cash and cash equivalents at beginning of year	241,826
Cash and cash equivalents at end of year	$ 44,828
Supplemental disclosures of cash flow information:	
Cash paid during year for:	
Interest	$ 4,144
Taxes on income	$ 4,792

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 1 - STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - COMMISSION EXPENSES:

Commissions represent amounts paid out to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to an officer of the company. A breakdown is as follows:

Officers' commissions	$181,317
Other salesmen	129,085
Total	$310,402

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company paid rent of $42,000 to a limited partnership of which a stockholder of the Company acts as the general partner.

NOTE 4 - PROFIT SHARING PLAN:

The corporation adopted a simplified profit-sharing plan effective July 1, 1998. Employees with two years of service are eligible to participate with immediate vesting.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a member of the National Association of Securities Dealers, Inc., the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2003, the corporation's net capital ratio was .17 to 1 and its net capital was $223,774 compared with minimum net capital required of $100,000.

NOTE 6 - LITIGATION:

The Company is named as one of three defendants in a suit arising out of the ordinary course of business, which the Company believes, on the basis of information presently available to it, that the ultimate disposition of this matter will not have a material adverse affect on the financial statements.

The suit was initiated by former customers who maintained their accounts with the Company for several years. The customers' stated an aggressive strategy in order to achieve their investment objective of "growth only" based on a formula of 5% speculation, 30% trading, 40% business risk and 25% growth. The Company managed the accounts in accordance with the customers' stated objectives. The suit alleges that the Company mishandled the accounts and seeks to recover damages on the difference between the value of the various accounts at the height of the stock market boom and at the end of the year 2000, as well as the commissions paid and the legal fees that will be incurred in connection with this suit. A review of the accounts indicates that the portfolios were handled in accordance with their stated instructions.

Counsel has reviewed the matter and believes that an unfavorable outcome is unlikely.

SCHEDULE I

BENJAMIN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

JUNE 30, 2003

Total ownership equity from balance sheet	$302,621
Less: non-allowable assets	47,092
Capital before haircuts	255,529
Less: Haircut on investments	31,755
Net capital	$223,774

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

JUNE 30, 2003

Minimum net capital required	$ 2,605
Minimum dollar net capital requirement	$100,000
Net capital requirement (greater of above)	$100,000
Excess net capital	$123,774
Excess net capital at 1000%	$219,866

COMPUTATION OF AGGREGATE INDEBTEDNESS

JUNE 30, 2003

Total liabilities	$ 49,477
Less: Equipment loan	10,397
Aggregate indebtedness	$ 39,080
Percentage of aggregate indebtedness to net capital	17.0%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)	N/A

SCHEDULED II

BENJAMIN SECURITIES, INC.

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3-3

JUNE 30, 2003

Benjamin Securities, Inc. operates under the k(2)(b) exemptive provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing Corporation. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

SCHEDULE III

BENJAMIN SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2003

	Ownership equity	Non-allowable assets and haircuts	Net Capital	Aggregate indebtedness	Ratio
Balance per Focus 11A	$294,014	$ 69,042	$224,972	$36,559	16.0%
Adjustment to corporate taxes	10,582	9,678	904	(904)	
Reclassification	1,525	103	1,422	(75)	
Accrue rent	(3,500)		(3,500)	3,500	
Adjust haircut		24	(24)		
Balance per schedule I	$302,621	$ 78,847	$223,774	$39,080	17.0%

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2003 and have issued my report thereon dated August 12, 2003. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2003, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.

Louise Stelianoudakis

August 12, 2003

LOUISE STELIANOUDAKIS

Certified Public Accountant